SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ________

                                                        [LOGO OMITTED]
                                                         futuremedia
                                             a learning & communications company

FOR IMMEDIATE RELEASE
---------------------

              FUTUREMEDIA ANNOUNCES ACCELERATION OF GROWTH FUNDING
                             FROM YORKVILLE ADVISORS

                 Achievement of Financial Milestone Results in
                     Early Funding Payment of $1.4 Million

               Names Deloitte & Touche LLP as Independent Auditor

Brighton, England - November 13, 2007 - Futuremedia plc (NasdaqCM: FMDA), a leading e-learning provider and design, exhibition and events agency, today announced that that it has received an accelerated funding payment from Yorkville Advisors in association with the $6 million funding agreement announced August 23, 2007. The funding payment of $1.4 million was accelerated as a result of Futuremedia exceeding certain financial milestones. The funding was originally set to be delivered to the Company in three monthly instalments through January 15, 2008.

As per its agreement with Yorkville the four monthly funding tranches from October 15, 2007 through January 15, 2008 were tied to the Company achieving total revenue of $3 million for the fiscal first quarter of 2008 ended September 30, 2007. In the first quarter of 2008 Futuremedia generated revenue of $3.68 million or 22.6% above the target. Since entering the agreement in August, Futuremedia has received $5.1 million in funding from Yorkville.

Chief Executive Officer, George O'Leary, commented, "This advanced funding payment is a strong indication of the support and confidence Yorkville has for the Company. I am very proud that our new management team was given a specific financial target and stepped up to beat it by more than 20%. We continue to make progress on our strategic plan, specifically with regard to our goals of growing the company and becoming cash flow positive in our fiscal third quarter ended March 31, 2008."

The Company also announced in a 6-K filing on October 31, 2007 that it has named Deloitte & Touche LLP as its independent auditor replacing BDO Stoy Hayward LLP. Mr. O'Leary, commented, "We are pleased to have a company of Deloitte & Touche's stature perform our 2007 audit."

About Futuremedia

Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the NASDAQ in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's ability to maintain its listing on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to maintain its listing on the Nasdaq C-M; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact Information:
Investors                                  Media
Mike Smargiassi/Dianne Pascarella          Jenna Focarino/Brian O'Keefe
Brainerd Communicators, Inc.               Brainerd Communicators, Inc.
+1 212 986 6667                            +1 212 986 6667

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:    /s/ George O'Leary
    ----------------------------------------
       George O'Leary
       Chief Executive Officer

Date:  November 13, 2007